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                           May 26, 2023

       Michael Ozimek
       Executive Vice President and Chief Financial Officer
       TrustCo Bank Corp NY
       5 Sarnowski Drive
       Glenview, New York 12302

                                                        Re: TrustCo Bank Corp
NY
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2023
                                                            File No. 333-272184

       Dear Michael Ozimek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance